MAHZI THERAPEUTICS

Advancing precision therapies for rare neurodevelopmental diseases


MAHZI

mahzi.com South San Francisco, CA

Highlights

1. $60M raised from leading VCs: Venrock, HealthCap, Droia Ventures & HBM Partners
2. $16M in non-dilutive grant awards from the California Institute for Regenerative Medicine
3. Leadership from Stanford, Cambridge, Yale, UC Berkeley & Weizmann Institute
4. Close collaborations with Pitt Hopkins Foundation & many other patient advocacy groups
5. CEO with 20+ years at Merck and rare disease pioneers Genzyme & Ultragenyx
6. Now enrolling patients in first-ever gene therapy clinical trial for Pitt Hopkins Syndrome
7. 800+ rare neurogenetic disorders addressable with our approach; targeting a $16B+ market
8. $200-$600M peak annual revenue projected per indication in pipeline (not guaranteed)

Featured Investor



Vimal Srivastava
Syndicate Lead

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Invested $5,000

"Mahzi is on a great mission to develop precision genetic therapies for seizure and autism-based disorders in meaningful partnership with patient advocacy groups. Developing targeted genetic therapies for severe, under-served neurodevelopmental disorders like Pitt Hopkins syndrome, WOREE syndrome, and CHD2 deficiency is aligned with critical vision of this company. I'm excited to support Mahzi in moving to the next phase of growth and bringing potential disease-modifying treatments to this ve..."

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Team



Yael Weiss Founder & CEO

Biotech pioneer. 20+ years in executive leadership in rare disease and pharmaceutical roles at Merck, Ultragenyx & Genzyme. Contributed to 4 FDA approvals including Januvia & Gardasil. Hebrew University MD. Weizmann Institute Molecular Biology PhD.



Aaron Olsen CFO

Finance maven . 20+ years in rare disease biotech. SVP Corporate Strategy & VP FP&A at Ultragenyx (10+ yrs). Director FP&A, BioMarin. CFO, Mahzi Therapeutics. Dartmouth College BA.



Samuel Collins Chief Medical Officer

Clinical strategist. 10+ years advancing rare disease programs from preclinical to Phase 3. Gene therapy, biologics & small molecule dev. Ex Pfizer, Edgewise, Actio. Secured ODD & Fast Track designations. Cambridge Medical Sciences MA. UCL MD. Durham MBA.



Christina Theodore-Oklota VP, Clinical Outcomes Research

Endpoint architect. Key contributor to Crysvita FDA approval for XLH. 10+ years designing clinical outcome assessments for rare diseases. Ex Ultragenyx & Genentech. Ohio State University Psychology BS. Brown T32 and Stanford Pediatric Psychology Fellow.



Jennifer Pavillard Senior VP, Regulatory Affairs & Quality

Regulatory veteran. 27+ years experience at Pfizer, GSK, Shire, AstraZeneca, Sanofi & BridgeBio. Led global submissions for rare disease & gene therapy approvals. Managed FDA Advisory Committee meetings. University of Maryland Animal Sciences BS.



Emily Radomile VP, Program Management & Clinical Operations

Operations wizard . 22+ years in drug development. Clinical ops lead for 2 FDA/EMA approvals: Crysvita (XLH) & Kanuma (LAL Deficiency). Ex Ultragenyx, Synageva, Annexon. Boston University Psychology BA. UMass Nursing BSN, Summa Cum Laude.



Chris Lorenz Chief Technical Officer

Manufacturing titan. Built Audentes' AAV GMP facility in 9 months. Led build-out of $100M commercial gene therapy plant in just 16 months. Key CMC role in $3B Astellas acquisition. Managed 250 FTEs, $180M budget. Stanford Chemical Engineering BS & MS.

Memo


Why Mazhi Therapeutics?

Mahzi Therapeutics is a clinical-stage biotech developing precision genetic therapies for rare disorders that cause autism, seizures, and developmental disabilities in children. None of these disorders has an approved, disease-modifying treatment today.

Mahzi partners with patient advocacy groups to turn validated science into real therapies. Mahzi has now dosed the first patients in the first-ever gene therapy clinical trial for Pitt Hopkins Syndrome, marking the shift from preclinical promise to clinical execution – one of the most important value inflection points in biotech.

Led by a CEO with 20+ years at Merck, Genzyme, and Ultragenyx, Mahzi has advanced into clinical testing backed by $60M in funding from leading biotech venture firms Venrock, HealthCap, Droia Ventures, and HBM Partners, and $16M in non-dilutive funding from the California Institute for Regenerative Medicine (CIRM).


Traction
Backed by $60M
from leading VCs behind Illumina, Moderna and Ultragenyx

In January 2026, Mahzi became the first company ever to treat a patient with gene therapy for Pitt Hopkins Syndrome – a rare neurodevelopmental disorder with no approved treatments – and plans to treat all patients in the trial by the end of the year.

As the lead Pitt Hopkins program progresses in the clinic, Mazhi is simultaneously trailblazing to move a second gene therapy program into the clinic in 2026and advance several pre-clinical antisense oligonucleotide (ASO) programs supported by long-standing relationships with 10+ patient advocacy groups and academic collaborators.


Highly-Effective Execution
4 Years Since Launch
Sets Mahzi on path to significant milestones over the next 18 months
COMPLETED
PROGRESS SINCE LAUNCH
MAJOR 2025-2026 MILESTONES
TCF4 AAV9
✓ Completed PoC package in mouse
✓ Completed GMP batch manufacturing
✓ Completed GLP IND-enabling studies
✓ Successful pre-IND meeting
✓ Received CIRM grants for $12M
• IND active in Q3 2025
• Initial clinical data in 2026
WWOX AAV9
✓ Completed AAV process development
✓ Completed GLP IND-enabling studies
✓ Successful pre-IND/CTA meetings
✓ Received CIRM grant for ~$4M
• IND filing in H1 2026
• Initiation of clinical trial in 2026
ASO Programs
✓ Initiated 9 ASO programs, some funded by patient groups
• Preclinical PoC for multiple ASOs
• Initiate IND-enabling studies in 2026
ACRONYM LEGEND
PoC = Proof of Concept
GMP = Good Manufacturing Practice
GLP = Good Laboratory Practice
IND = Investigational New Drug
CIRM = California Institute for Regenerative Medicine
AAV = Adeno-associated virus
ASO = Antisense Oligonucleotide

With $76M in total funding, patients being treated in the clinic, and multiple programs advancing in parallel, Mahzi has rapidly moved beyond preclinical promise into real-world execution – a milestone few rare disease companies achieve.


Problem
1 in 10 Americans
are affected by rare genetic disorders with no approved treatment

30+ million Americans are living with rare diseases that impact their daily living and the lives of their families. While 10,000+ rare diseases are known, fewer than 500 have any approved treatment.




~30M
Americans are living with a rare disease
~50%
of those affected are children
95%+
of rare diseases have no FDA-approved treatment
80%
of rare diseases are genetic in origin

The barrier isn't science, it's economics. Many rare genetic disorders affect patient populations too small to meet the commercial thresholds of large pharmaceutical companies. As a result, even when science is well understood, these diseases are routinely deprioritized.

For decades, families living with rare genetic neurodevelopmental disorders were told their disorders were not treatable. A diagnosis often meant uncertainty, isolation, disruptive symptoms, and very few options beyond supportive care.

Pitt Hopkins Syndrome exposes a critical gap. Caused by a mutation in a single gene, it leads to lifelong neurodevelopmental challenges. **Years of foundation-funded research showed gene therapy could work, but there was no path to bring it to patients.**

To fill this gap, families and patient advocacy foundations are funding academic research, partnering with leading universities, and validating therapeutic approaches. But foundations are not drug developers. They lack the clinical development and regulatory expertise, manufacturing infrastructure, and capital required to bring a therapy through FDA approval.

Market

$16B+ opportunity hiding in plain sight

Rare neurological diseases represent a $16B+ market, and one of the fastest-growing segments within the broader $200B+ rare disease therapeutics space.

Advances in genetic testing are accelerating the diagnosis of rare diseases, while FDA orphan drug incentives — including seven years of market exclusivity, tax credits, and expedited review — have made the economics of development increasingly attractive. In 2023, more than half of all novel FDA drug approvals were for rare diseases.

Large biopharma companies increasingly acquire or partner with teams that already have clinical progress, rather than developing rare disease assets internally. This dynamic rewards companies with validated clinical assets, focused indications, and efficient execution.


50%
of novel drugs approved by the FDA in 2023 were for rare diseases.

Source: U.S. FDA, January 2024


Solution
The first investigational therapy designed to deliver the functioning gene that Pitt Hopkins patients lack

Mahzi's lead programs are gene therapies for ultra-rare neurological disorders caused by single-gene mutations. Rather than managing symptoms, the approach targets the root cause by delivering a functional copy of the deficient gene, enabling cells to restore the levels of protein they lack.


TCF4
GENE
TCF4
mRNA
RIBOSOMES
TCF4 PROTEIN

Mahzi's lead program for Pitt Hopkins Syndrome is designed to restore the activity of TCF4, a protein essential for healthy brain development and function. Loss of TCF4 causes widespread neurological impairment and is modeled directly in animals.

In a well-established mouse model, Mahzi's gene therapy restored TCF4 expression after birth and drove measurable improvement, including better performance in learning, memory, spatial navigation, increased neuron connectivity, and behavior patterns closer to healthy littermates than untreated mice.

These results showed gene replacement could rescue both molecular function and higher-order behavior, a critical step in de-risking translation to humans.

In the first-ever gene therapy trial for Pitt Hopkins Syndrome, Mahzi is delivering its investigational gene therapy using AAV9 — a naturally occurring virus used in multiple FDA-approved gene therapies. The virus's genetic material was replaced with a functional human gene, creating a single-administration treatment designed for durable protein expression.


Value Proposition
A scalable platform for

precision genetic therapies

Mahzi takes validated biology and systematically translates it into regulated, clinical-stage investigational therapies. Each program leverages close collaboration with patient organizations, deep internal expertise in therapeutic development for neurodevelopmental disorders, and efficient clinical study design and execution, allowing new indications to move faster with lower incremental risk.

This repeatable approach to developing rare disease assets is why leading biotech investors and public funding agencies have backed Mahzi's team not as a research project, but as a scalable company.

Mahzi's Advantage

FDA CLEARANCE

Led by a team that has taken rare disease therapies through FDA clearance and into the clinic.

SCALABLE PLATFORM

Shared preclinical, clinical, and regulatory playbook across indications.

CLINICAL-STAGE PROOF

First-ever gene therapy trial for Pitt Hopkins Syndrome already dosing patients.

Social Proof

Trusted by the people who know rare disease best

Building a Virtual Ecosystem to Address Neurogenetic Diseases

Strong Internal Team of Experts in Neurogenetics Drug Development

PATIENT/ FAMILY GROUPS	ACADEMIA	CROs/ CDMOS	DIAGNOSTICS COMPANIES
Disease knowledge Registries, natural history, endpoint development,	Target validation Lead generation In vitro and in vivo disease models	Increased sophistication enables largely virtual operating model	Provide info on currently diagnosed patients Support diagnosis of


clinical study
enrollment
new patients
WWOX Foundation
PITT HOPKINS RESEARCH FOUNDATION
FAMILIESCN2A FOUNDATION

The Pitt Hopkins Research Foundation collaborated with Mahzi to advance its gene therapy into the clinic, resulting in the first-ever gene therapy trial for the disorder. Other organizations, including the WWOX Foundation and FamilieSCN2A Foundation, have also closely partnered with Mahzi in developing potential therapies.


Team
A team built to take rare
disease therapies to market

Mahzi's CEO brings 20+ years at Merck, Genzyme, and Ultragenyx – companies that helped define the rare disease industry. A Termeer Fellow, Yael also led Mahzi to become the first recipient of the FamilieSCN2A Accelerator Award in 2025.

The leadership team brings comparable depth, with training from Stanford, Cambridge, Yale, UC Berkeley, and the Weizmann Institute, and hands-on experience leading clinical trials, regulatory submissions, and gene therapy manufacturing.


Leadership Team
Experience and Expertise Developing Therapies
for Rare Neurological Diseases
YAEL WEISS, MD, PHD
Chief Executive Officer & Founder
AARON OLSEN
Chief Financial Officer
JEN PAVILLIARD
SVP, Regulatory Affairs
EMILY RADOMILE
VP, Program Management & Clinical Operations
ALLYSON BERENT, DVM, DACVIM
Nonclinical Advisor
CHRIS LORENZ
Chief Technical Officer
TOM BRENNAN, PHD
SVP, Nonclinical Development
CHRISTINA THEODORE-OKLOTA, PHD VP, Clinical Outcomes Research
SAM COLLINS, MD, PHD SVP Head of Clinical Research
genzyme
ultragenyx
Yale
Stanford University
UC Berkeley
UNIVERSITY OF CAMBRIDGE
מכון ויצמן למדע
WEIZMANN INSTITUTE OF SCIENCE

Mahzi's board includes senior biotech executives who built Alnylam (market cap $40

billion) and Zogenix (acquired by UCB for $1.9 billion) and investors with exits to Novo Nordisk, Merck, and Allergan - giants in the space.



Board of Directors & Senior Advisors
YAEL WEISS, MD, PHD
Chief Executive Officer & Founder
CAMILLE SAMUELS
Board Member
STEVE FARR, PHD
Board Member
GEORGE GOLUMBESKI, PHD
Board Observer
SHALINI SHARP
Chair
MARTEN STEEN, MD, PHD
Board Member
PRIYANKA BELAWAT, PHD
Board Observer
KAZUFUMI NAKAMURA
Board Observer
JOHN MARAGANORE, PHD
Senior Advisor
STEVE ALTSCHULER, MD
Senior Advisor
JANET WOODCOCK, MD
Senior Advisor

Business model

One development platform generating many commercial opportunities

Each Mahzi indication represents a standalone commercial opportunity defined by clear genetic causality and limited competition, following a business model that has been validated in rare disease gene therapies.

FDA-approved, one-time treatments such as Zolgensma and Luxturna have shown that severe genetic disorders with no alternatives can achieve treatment success and reimbursement that reflects both clinical value and durability.

In ultra-rare indications, pricing is driven by therapeutic impact rather than patient volume, allowing each program to function as an independent asset despite small populations. This dynamic enables meaningful per-indication economics without reliance on scale across a single disease.

In addition to direct commercialization, Mahzi may pursue selective regional partnerships after generating clinical data. These partnerships can provide non-dilutive capital and shared development risk, while allowing Mahzi to retain ownership of its core rare disease assets and platform.



PITT HOPKINS SYNDROME


MAHZI
therapeutics
SHARED DEVELOPMENT PLATFORM
STRATEGIC TARGET SELECTION
STRONG ACADEMIC & PATIENT GROUP PARTNERSHIPS
TIME & COST EFFICIENT CLINICAL STUDY DESIGN & OPERATIONS
• SINGLE-GENE MUTATION
• SEVERE NEURODEVELOPMENTAL DISORDER
• NO APPROVED TREATMENT
WOREE SYNDROME
• SINGLE-GENE MUTATION
• SEVERE NEURODEVELOPMENTAL DISORDER
• NO APPROVED TREATMENT
CHD2-RELATED EPILEPTIC ENCEPHALOPATHY
• SINGLE-GENE MUTATION
• SEVERE NEURODEVELOPMENTAL DISORDER
• NO APPROVED TREATMENT

Roadmap

In the clinic and advancing in parallel with multiple indications

With patients now being treated in the first-ever gene therapy trial for Pitt Hopkins Syndrome, Mahzi is focused on generating clinical data from its lead program while advancing additional therapies toward the clinic using the same development blueprint.


Pipeline Strategy & Progress to Date
CLINICAL-STAGE LEAD PROGRAM
Pitt Hopkins Syndrome: Trial initiated, Patients Dosing
NEXT PROGRAMS ADVANCING TO CLINIC
WOREE, CHD2, ARID1B, CACNA1A
PIPELINE EXPANSION
Additional rare neuro-developmental indications
STRATEGIC OUTCOMES
Clinical validation, partnerships, potential acquisition

The most advanced follow-on program targets WOREE Syndrome (WWOX related epileptic encephalopathy), a severe neurodevelopmental and epileptic disorder caused by loss of a single gene and currently lacking any disease-modifying treatments. Mahzi is also progressing several additional antisense oligonucleotide (ASO) programs for neurogenetic disorders with clear genetic causality and limited or no competition.

Each milestone is designed to reduce development risk, demonstrate repeatable

execution, and position Mahzi for strategic partnerships or potential acquisition.


Exit Strategy
Clinical validation drive potential for strategic acquisition

Rare disease therapies with clinical validation have driven major acquisitions.


ZOGENIX
Acquired for
$1.9B
Spark THERAPEUTICS
Acquired for
$4.8B
Amicus Therapeutics
Acquired for
$4.8B

Acquirers pay for clinical-stage assets plus teams that can repeat execution across multiple indications. Mahzi is building toward this established playbook with clinical progress, a reusable platform, and a team with multiple exits.


Join our mission to bring life-altering therapies to patients

Mahzi is bringing long-awaited hope into the clinic. With patients being treated in an FDA-cleared trial, $76M in institutional and non-dilutive funding, and a robust pipeline of potentially transformative therapies, Mahzi is poised to lead in the rare neurodevelopmental disorder space.

Mahzi is seeking additional funding now to enable a complete data package for its lead indication for Pitt Hopkins syndrome and advance its next indication for WOREE syndrome to clinical trial readiness.

Invest in Mahzi today and help bring life-changing treatments to families who have waited too long for a solution.

wefunder.com/mahzitherapeutics